

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Gregg Winiarski
Executive Vice President, General Counsel and Secretary
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

> **Re: IAC/InterActiveCorp**
> **Registration Statement on Form S-4**
> **Filed December 23, 2020**
> **File No. 333-251656**

Dear Mr. Winiarski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Information about SpinCo after the Spin-Off, page 147

1. We note that you serve a growing community of over 200 million registered users in over 190 countries. Please revise to disclose how you define a registered user. We refer you to SEC Release 33-10751.

Recent performance, page 148

2. Please balance the disclosure in this section by disclosing your net loss for the nine months ended September 30, 2020.

Trends in Our Favor, page 149

3.   Please revise your disclosure to provide the source for your claims in this section such as:

   • Social media posts with video attract 10 times more engagement than those without;
   • On platforms like LinkedIn, video is shared 20 times more often than other content formats;
   • Video has also been shown to increase clicks, conversion rates and visitor time-on-site;
   • Video-enabled commerce is gaining traction in Asia and increasingly in the U.S.;
   • Employees at companies that use video are 75% more likely to rate employee engagement highly and 72% more likely to rate productivity highly;
   • Over 80% of company leaders intending to permit remote work some of the time as employees return to the workplace; and
   • The average streaming U.S. household pays for nearly four subscription services.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo
Key Terms, page 160

4.   Please disclose how you define a subscriber. For example, clarify whether you consider multiple subscriptions for a single user as separate subscriptions or one subscription. Refer to Section III.B of SEC Release No. 33-8350.

Management Overview, page 161

5.   You disclose that your business depends upon retaining existing subscribers. Please revise to disclose your overall subscriber retention rate for each period presented or tell us why you do not believe this metric contributes meaningfully to understanding and evaluating your company. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

6.   We note that your gross margin increased from 59% to 68% during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. Please tell us your consideration of providing enhanced disclosures to explain the change in gross margin percentages and whether this is a trend that you expect to continue in the future. We refer you to Section III.B of SEC Release 33-8350.

Results of Operations for the Nine Months Ended September 30, 2019 and 2020
Revenue, page 162

7.   Please revise to disclose the number of enterprise customers and the percentage of your revenue attributable to enterprise contracts.

Vimeo, Inc. and Subsidiaries

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page K-9

8.   You disclose that while some of Vimeo's mobile applications are generally free to download from the Apple App and Google Play Stores, many of them are subscription-based and all related purchases must be processed through the in-app payment systems provided by these stores, for which Vimeo pays these stores a meaningful share (generally 30% for the first 12 months, and 15% thereafter) of the related revenue it receives. Please revise to provide the disclosures required by ASC 606-10- 50-12(c), as applicable.

9.   We note that you offer creators multiple ways to monetize their content including monthly, annual, transactional, and pay-per-view monetization options across the web, mobile, and connected TV apps. We further note from the Vimeo Seller Addendum that you collect revenue from consumers with respect to the sales of their videos, charge applicable fees and remit the remaining amounts, less taxes, chargebacks and related fees, and refunds to the seller (such net amounts, "Creator Revenue"). Tell us the amount of revenues and fees paid to creators with respect to these arrangements for each period presented. Provide us your analysis of principal versus agent considerations to the extent that revenue recognized from these arrangements is material. We refer you to ASC 606-10-55-36 through 55-40.

Note 10. Stock-Based Compensation, page K-21

10.   You disclosure that the weighted average grant date fair value of the shares is $2.14 per share for stock appreciation right grants made during 2019. Tell us the per share price of Vimeo at the last date of grant prior to December 31, 2019. Please provide us with your calculation of the weighted average grant date fair value of the shares made during fiscal 2019.

11.   We note from your disclosures on page 172 that Vimeo has reimbursed IAC for the IAC shares issued in connection with the settled Vimeo stock appreciation rights either through the issuance of common shares of Vimeo stock or in cash. We further note that in November and December 2020, Vimeo employees exercised stock settled stock appreciation rights with an intrinsic value of approximately $21.4 million, which resulted in an approximately $11.9 million payment to IAC as reimbursement for the IAC common shares issued. Please revise to clarify whether Vimeo issued common shares to IAC or paid IAC $11.9 million in cash to reimburse it for the IAC shares issued upon settlement of these awards. As part of your response, tell us how you considered the guidance in ASC 718-10-25-11.

Note 9. Loss per Share, page K-21

12.	Please tell us your consideration separately presenting basic and diluted earnings per share for your Class A and Class B common stock. If basic and diluted earnings per share for the Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your condensed consolidating statement of operations and in your footnote disclosure. We refer you to the guidance in ASC 260-10-45.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Jenna E. Levine